Canada Goose Reports Results for First Quarter Fiscal 2021
First Quarter Fiscal 2021 Highlights (in Canadian dollars):

•	Total revenue $26.1m

•	Net loss $(50.1)m, or $(0.46) per diluted share

•	Non-IFRS adjusted EBIT $(46.5)m

•	Non-IFRS adjusted net loss $(38.4)m, or $(0.35) per diluted share
TORONTO, ON (August 11, 2020) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the first quarter ended June 28, 2020.
“Adversity demands change, drives innovation and reveals winners. For Canada Goose, that has never been more true than today, as we begin to see signs of recovery around the world, heading into our most important season,” said Dani Reiss, President & CEO. “Where we face uncertainty, we have practiced discipline and flexibility, and where we see opportunity, we have accelerated our strategic plans.”
COVID-19 Business Update
Today’s reality has reinforced long-standing pillars of Canada Goose’s DTC strategy: globally scalable in-house e-Commerce and omni-channel innovation. With digital adoption rising rapidly, the Company has increased and accelerated investments in these areas going into the Fall / Winter season. This includes the launch of mobile omni-channel capabilities in U.S. stores, following a successful pilot in Canada, and a cross-border solution to expand international access.
Retail investments have also been reduced and refocused. New openings this year will be concentrated in Mainland China, where the recovery of traffic remains ahead of other markets. With international tourism now heavily constrained, serving the world’s largest luxury consumer base at home is increasingly crucial. The first of 4 committed new stores opened in Chengdu in June and it has consistently performed ahead of expectations.
21 of 22 retail stores in the DTC channel globally are now in operation. Employee and guest safety measures have been introduced in all locations. This includes enhanced cleaning and sanitization, reduced occupancy levels to support physical distancing, and reduced operating hours.
Alongside the continued production of PPE to support front line workers in the fight against COVID-19, down-filled jacket manufacturing has restarted on a limited basis. With a strong finished goods position already staged, it is focused on adding depth for key on-trend styles in the upcoming Fall / Winter season. The Company currently plans to produce roughly one third of fiscal 2020 output, with the intention of significantly reducing inventory by the end of fiscal 2021.

Canada Goose’s liquidity and cash flow profile continue to provide extensive coverage against ongoing external uncertainties. Measures taken to reduce anticipated cash expenses and investments by $90.0m in the first quarter of fiscal 2021 were fully met. Despite the significant topline impact of temporary retail closures, net cash used in operating activities was $110.5m lower than the comparative quarter last year.
First Quarter Fiscal 2021 Results (in Canadian dollars, compared to First Quarter Fiscal 2020)

•	Total revenue was $26.1m from $71.1m.

•
DTC revenue was $10.4m from $34.8m. The decrease was driven by temporary store closures and reduced store hours due to COVID-19 disruptions globally. In line with seasonality, revenue generated through e-commerce was consistent with the comparative quarter.

•
Wholesale revenue was $8.7m from $35.6m. The decrease was a result of a significant reduction in shipments due to COVID-19 disruptions to partner operations. Revenue generated in the quarter comprised international distributor shipments to Asia.

•	Other revenue was $7.0m from $0.7m. The increase was attributable to PPE sales in support of COVID-19 response efforts.

•
Gross profit was $4.8m, a gross margin of 18.4%, compared to $40.9m and 57.5%. The decrease in gross margin was a result of lower gross margins in the Wholesale and Other segments and a lower proportion of DTC revenue, offset by an increase in DTC gross margin. Excluding the sale of PPE at cost and $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities, gross margin was 47.6%.

•
DTC gross profit was $8.6m, a gross margin of 82.7%, compared to $26.0m and 74.7%. The increase in gross margin was driven by a $1.7m (+1,620 bps) duty recovery related to 2019 shipments to Asia, partially offset by $0.7m (-680 bps) of favourable inventory recoveries in the comparative quarter. These factors had a disproportionate impact on DTC gross margin given the low level of revenue in the quarter.

•
Wholesale gross profit was $1.5m, a gross margin of 17.2%, compared to $14.9m and 41.9%. The decrease in gross margin was attributable to a $11.7m (-990 bps) decline resulting from a higher proportion of distributor sales relative to the comparative quarter. In addition, there was a $1.7m (-1,730 bps) impact due to favourable inventory recoveries in the comparative quarter. These factors had a disproportionate impact on wholesale gross margin given the low level of revenue in the quarter.

•
Other segment gross loss was $(5.3)m, compared to $nil. PPE gross profit and gross margin were $nil and 0%, as PPE was sold at cost. Gross loss and gross margin were further affected by $4.3m (-6,190 bps) of net overhead costs resulting from the temporary closure of our manufacturing facilities.

•	Operating loss was $(59.3)m, an operating margin of (227.2)%, compared to $(27.5)m and (38.7)%. The decrease in operating loss and operating margin was a result of reduced revenue due to COVID-19.

•
DTC operating loss was $(12.2)m, an operating margin of (117.3)%, compared to operating income of $6.5m and 18.7%. The operating loss was driven by COVID-19 temporary store closures resulting in lower revenue, offset by $1.2m of government payroll subsidies, savings from variable rent, and other cost saving initiatives. COVID-19 related temporary store closure costs of $5.5m were recognized. The decline in DTC operating margin reflects fixed cost deleverage resulting from lower revenue.

•
Wholesale operating loss was $(7.2)m, an operating margin of (82.8)%, compared to operating income of $5.0m and 14.0%. The decrease in operating loss was attributable to the decline in revenue offset by cost reduction efforts across the business, supplemented by $0.8m of government payroll subsidies. The decline in operating margin reflects fixed cost deleverage as a result of lower revenue.

•
Other operating loss was $(39.9)m, compared to $(39.0)m. The decrease in operating loss was attributable to $4.3m of net overhead costs resulting from the temporary closure of our manufacturing facilities, offset by $5.1m of government payroll subsidies recognized in SG&A.

•	Net loss was $(50.1)m, or $(0.46) per diluted share, compared to $(29.4)m, or $(0.27) per diluted share.

•	Adjusted EBIT(1) was $(46.5)m, compared to $(25.9)m.

•	Adjusted net loss(1) was $(38.4)m, or $(0.35) per diluted share, compared to $(22.8)m, or $(0.21) per diluted share.
(1)     See “Non-IFRS Financial Measures”.
Outlook
While there has been a gradual sequential improvement in performance, the negative financial impacts of COVID-19 have continued in the second quarter of fiscal 2021, with a significant revenue decline expected.
In the wholesale channel, which represented 74.2% of sales in the second quarter of fiscal 2020, shipments to partners continue to be materially lower as they restart their retail operations. A controlled and selective approach is being employed in the early stages of re-opening. On an annual basis, the Company expects lower wholesale revenue, and later shipment timing, relative to fiscal 2020.
In the DTC channel, consistent with earlier experiences in Greater China, reopened retail stores globally have had slow starts, with traffic considerably lower than in the comparative quarter. The current period is a low point for online purchasing due to the limited in-season relevance of the offering. Preparations for the peak online selling season continue to remain on-track.
Given prevailing global uncertainties, including the potential for second wave outbreaks, the pace of retail traffic recovery, and the impact of economic developments and travel restrictions on consumer discretionary spending, all of which are unknown, the Company continues to not provide an outlook for fiscal 2021.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on August 11, 2020. Those interested in participating are invited to dial (866) 211-4197 or (647) 689-6828 if calling internationally and reference Conference ID 6087995 when prompted. A live audio webcast of the conference call will be available online at http: investor.canadagoose.com.

About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit www.canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted net loss and adjusted net loss per diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the Company’s anticipated fiscal 2021 performance, the execution of our proposed strategy, investments and product introductions, the pace of retail re-openings and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties.  Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2020. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Condensed Consolidated Interim Statements of Income and Comprehensive Income
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	First quarter ended
	June 28, 2020	June 30, 2019
	$	$
Revenue	26.1	71.1
Cost of sales	21.3	30.2
Gross profit	4.8	40.9
Gross margin	18.4%	57.5%
Selling, general and administrative expenses	48.6	57.5
SG&A expenses as % of revenue	186.2%	80.9%
Depreciation and amortization	15.5	10.9
Operating loss	(59.3)	(27.5)
Operating margin	(227.2)%	(38.7)%
Net interest, finance and other costs	6.7	12.2
Loss before income taxes	(66.0)	(39.7)
Income tax recovery	(15.9)	(10.3)
Effective tax rate	24.1%	25.9%
Net loss	(50.1)	(29.4)
Other comprehensive income	2.0	3.9
Comprehensive loss	(48.1)	(25.5)
Loss per share
Basic and diluted	$(0.46)	$(0.27)
Weighted average number of shares outstanding
Basic and diluted	110,080,288	110,012,100
Other data:(1)
Adjusted net loss	(38.4)	(22.8)
Adjusted net loss per basic and diluted share	$(0.35)	$(0.21)
EBIT	(59.3)	(27.5)
Adjusted EBIT	(46.5)	(25.9)
Adjusted EBIT margin	(178.2)%	(36.4)%
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	June 28, 2020	June 30, 2019	March 29, 2020
Assets	$	$	$
Current assets
Cash	160.1	25.0	31.7
Trade receivables	28.2	31.3	32.3
Inventories	428.6	366.1	412.3
Income taxes receivable	11.9	9.4	12.0
Other current assets	40.6	48.2	43.5
Total current assets	669.4	480.0	531.8

Deferred income taxes	53.5	27.9	40.8
Property, plant and equipment	115.0	87.4	115.1
Intangible assets	159.5	153.9	161.7
Right-of-use assets	211.7	198.5	211.8
Goodwill	53.1	53.1	53.1
Other long-term assets	2.2	2.8	6.0
Total assets	1,264.4	1,003.6	1,120.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	134.8	107.9	144.4
Provisions	10.8	5.9	15.6
Income taxes payable	11.7	5.6	13.0
Short-term borrowings	2.6	—	—
Lease liabilities	37.8	28.1	35.9
Total current liabilities	197.7	147.5	208.9

Provisions	21.8	14.4	21.4
Deferred income taxes	13.1	14.9	15.1
Revolving facility	207.9	159.6	—
Term loan	154.6	147.6	158.1
Lease liabilities	190.9	180.6	192.0
Other long-term liabilities	4.2	6.8	4.6
Total liabilities	790.2	671.4	600.1

Shareholders' equity	474.2	332.2	520.2
Total liabilities and shareholders' equity	1,264.4	1,003.6	1,120.3

Reconciliation of Non-IFRS Measures
The tables below reconcile net loss to EBIT, adjusted EBIT, and adjusted net loss for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	For the first quarter ended
(in millions of Canadian dollars) (unaudited)	June 28, 2020	June 30, 2019
Net loss	(50.1)	(29.4)
Add (deduct) the impact of:
Income tax recovery	(15.9)	(10.3)
Net interest, finance and other costs	6.7	12.2
EBIT	(59.3)	(27.5)
Costs of the Baffin acquisition (a)	0.4	0.5
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(0.1)	(1.5)
Share-based compensation (c)	0.1	0.3
Transition of logistics agencies (d)	1.5	—
Legal proceeding fees (e)	0.7	—
Net temporary store closure costs (f)	5.5	—
Net excess overhead costs from temporary closure of manufacturing facilities (f)	4.3	—
Pre-store opening costs (g)	0.9	2.3
Other	(0.5)	—
Total adjustments	12.8	1.6
Adjusted EBIT	(46.5)	(25.9)
Adjusted EBIT margin	(178.2)%	(36.4)%

	For the first quarter ended
(in millions of Canadian dollars) (unaudited)	June 28, 2020	June 30, 2019
Net loss	(50.1)	(29.4)
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	0.4	0.5
Unrealized foreign exchange (gain) loss on Term Loan Facility (b)	(0.1)	(1.5)
Share-based compensation (c)	0.1	0.3
Transition of logistics agencies (d)	1.5	—
Legal proceeding fees (e)	0.7	—
Net temporary store closure costs (f) (h)	6.7	—
Net excess overhead costs from temporary closure of manufacturing facilities (f)	4.3	—
Pre-store opening costs (i)	1.1	2.8
Acceleration of unamortized costs on term loan refinancing (j)	—	7.0
Other	(0.5)	—
Total adjustments	14.2	9.1
Tax effect of adjustments	(4.1)	(2.5)
Adjusted net loss	(38.4)	(22.8)

(a)	Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(b)
Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(c)
Non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid of $0.1m (first quarter ended June 30, 2019 - $0.2m) on gains earned by option holders (compensation) when stock options are exercised.

(d)	Costs incurred for the transition of logistics, warehousing and freight forwarding agencies to enhance our global distribution structure.

(e)	Costs incurred for the securities class action lawsuits.

(f)
Total government payroll subsidies of $8.7m were recognized in the first quarter ended June 28, 2020 (first quarter ended June 30, 2019 - $nil). These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result $1.3m, $0.9m, and $0.3m of payroll subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities, temporary store closure costs, and restructuring expense, respectively. The benefit of $6.2m of wage subsidies therefore remains in adjusted EBIT as a reduction to the associated wage costs.

(g)	Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.

(h)	Includes $1.2m of interest expense on lease liabilities for temporary store closures for the first quarter ended June 28, 2020.

(i)
Pre-store opening costs incurred in (g) above plus $0.2m of interest expense on lease liabilities for new retail stores during pre-opening periods for the first quarter ended June 28, 2020 (first quarter ended June 30, 2019 - $0.5m).

(j)	The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.
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